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                                                               November 11, 2003

Bank Hapoalim B.M.
Bank Leumi Le-Israel B.M.

                                 Re: UNDERTAKING

1.   General Provisions

1.1. This undertaking (hereinafter: "THIS UNDERTAKING") has been furnished by The Israel Corporation Ltd. (hereinafter: the "COMPANY") as part of arrangements that were requested by Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. (hereinafter: the "Banks") in order to facilitate, and as a condition to, their continued financing of Tower Semiconductor Ltd. (hereinafter: "TOWER") pursuant to the Facility Agreement (as defined in Section 2 below) that was executed between the Banks and Tower with respect to the financing of the construction of Tower's Fab 2 facility. This Undertaking shall neither confer any rights or remedies upon, nor create any obligations by the Company to, any person (including, for the avoidance of doubt, Tower or any of its shareholders), other than the Banks.

1.2. The obligations in this Undertaking are related to Tower's obligation under the Facility Agreement to raise Additional Capital (as defined in Section 2 below) of US $152 (one hundred and fifty-two) million on or prior to December 31, 2005.

1.3. The maximum aggregate amount of the Safety Net Investments, as defined in Section 2 below, that the Banks may require pursuant to this Undertaking is limited to US $50 (fifty) million. Safety Net Investments actually made will be considered a portion of the raising of Additional Capital by Tower as described above in Section 1.2. The Banks confirm that the Facility Agreement provides that in the event the Banks, in their sole discretion, exercise their option to require Safety Net Investments, and such Safety Net Investments are actually made, then the Banks will, subject to Section 4.1 below, make available additional financing to Tower (in addition to the US $500 (five hundred) million Facility provided pursuant to the Facility Agreement), in a maximum aggregate amount of up to US $43 (forty-three) million, the terms and conditions of the Facility Agreement to apply to such additional financing, if and when made. The Banks undertake to the Company that, subject to the foregoing, they will make available such additional financing.

1.4. Pursuant to this Undertaking, the Company shall be obliged, in accordance with the provisions of this Undertaking below, to make Safety Net Investments in amounts not to exceed 50/93 of the amount of Additional Capital that Tower is required to raise, but has not yet raised on or prior to the relevant date, as required by clause 16.27.2 of the Facility Agreement, a copy of which clause is attached hereto as
         SCHEDULE 1, such Safety Net Investments not to exceed the maximum aggregate amount set forth in

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         Section 1.3 above. The Banks confirm that the Facility Agreement provides that should the Safety Net Investments be made by the Safety Net Investors and the Banks shall have received confirmation of such receipt by the relevant Safety Net Investor Auditor or the Auditors, then, subject to Section 4.1 below, the Banks shall make available additional financing to Tower (up to the maximum aggregate amount set forth in Section 1.3 above), in an amount equal to 86% (eight-six percent) of the amount of Safety Net Investments received from the Safety Net Investors (based on a ratio of US $43 (forty-three) of additional loan availability for every US $50 (fifty) constituting a Safety Net Investment), the terms and conditions of the Facility Agreement to apply to such loans if and when made.

1.5. For the avoidance of doubt, this Undertaking will be decreased proportionally to the extent that the amount of Additional Capital that remains to be raised by Tower is less than US $93 (ninety three) million. In this event, the ratios will not change, however, the remaining commitment represented by this Undertaking shall not exceed 50/93 of the remaining Additional Capital to be raised by Tower.

2.   Definitions

     With regard to this Undertaking, the terms below shall have the following meanings:

2.1. "ADDITIONAL CAPITAL" shall mean the funds which Tower is required to raise pursuant to clause 16.27.2 of the Facility Agreement, a copy of which clause is attached hereto as Schedule 1, as aforesaid.

2.2. "CONTRIBUTION NOTICE" means a notice substantially in the form set out in SCHEDULE 2 hereto pursuant to which the Banks request a Safety Net Investment to be made pursuant to Section 3 below.

2.3. "EXPIRY DATE" means the earliest of: (i) the date on which Tower shall have fulfilled all of its obligations under clause 16.27.2 of the Facility Agreement; (ii) June 30, 2006 or such later date as may be required by operation of the provisos to Section 5.2 below; and (iii) the date on which Safety Net Investments in an amount of US $50 (fifty) million are made, without derogating from Section 1.5 above.

2.4. "FACILITY AGREEMENT" shall mean the Facility Agreement that was executed between the Banks and Tower on January 18, 2001 including all amendments made from time to time thereto, including, without limitation, the Seventh Amendment thereto.

2.5. "PROJECT ACCOUNTS" means: (i) account number 545454 at Bank Hapoalim, Migdal Haemek Branch, No. 728, in the name of Tower; and (ii) account number 13030062 at Bank Leumi, Haifa Branch, in the name of Tower.
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2.6.     "SAFETY NET INVESTMENTS" means the amount actually received by Tower from Safety Net Investors for Units, as defined in Schedule 3 hereto, purchased from Tower in a public offering or private placement following, and in accordance with, a Contribution Notice delivered in the sole discretion of the Banks to Tower (with a copy to the Company) by the Banks. For the removal of doubt, amounts invested pursuant to clauses 4.5, 4.6 and 16.27.1 of the Facility Agreement shall not constitute Safety Net Investments.

2.7. "SAFETY NET INVESTOR AUDITOR" means an auditor of a Safety Net Investor, provided that such auditor is one of the "big four" internationally recognised firms of auditors (or a local country affiliate thereof, in the case of Safety Net Investors incorporated outside of the United States).

2.8. "SAFETY NET INVESTORS" means the Company, Israel Corporation Technologies (ICTech) Ltd. (a subsidiary of the Company), Sandisk Corporation, a Delaware corporation, Alliance Semiconductor Corporation, a Delaware corporation, Macronix International Co. Ltd., a Taiwan corporation, QuickLogic Corporation, a Delaware corporation, Challenge Fund-Etgar L.P. and any other shareholder of Tower which holds, at the date of this Undertaking or at the time the relevant Contribution Notice is delivered by the Banks, no less than 6% (six percent) of the issued and outstanding share capital of Tower.

2.9. "SAFETY NET LOANS" means Loans, if any, not to exceed an aggregate of US $43 (forty-three) million, made by the Banks to Tower following receipt of Safety Net Investments made by the Safety Net Investors, all in accordance with Section 4.1 below, and the provisions of the Facility Agreement shall be applicable to such Loans, if and when made.

2.10. For purposes of convenience only, and without in any way deeming the Company to be a party to the Facility Agreement, capitalised terms, words and expressions defined in the Facility Agreement not otherwise defined herein shall bear the same meaning as in the Facility Agreement.

3.   The Undertaking

3.1. In the event that at any time and from time to time Tower shall fail to fulfil any of Tower's obligations to raise Additional Capital by the relevant date set out in clause 16.27.2 of the Facility Agreement, then, at any time thereafter, but, subject to Section 5 below, the Banks may, at their option (the Banks being under no obligation to exercise said option), send a Contribution Notice (but not more than twice in any 1 (one) calendar year) to Tower (with a copy to the Company) requiring Tower to make a rights offering in accordance with its undertaking, a copy of which is set out in SCHEDULE 3 hereto (hereinafter: the "TOWER OFFERING UNDERTAKING"), in an amount equal to the difference between the aggregate of Tower's obligations to raise Additional Capital which, pursuant to clause 16.27.2 of

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         the Facility Agreement, were required to have been performed by the date of the Contribution Notice and the amount of Additional Capital in fact raised by Tower by such date (hereinafter: the "DEFICIENT AMOUNT") or such lesser amount as may be set forth in the Contribution Notice (the amount, subject of the Contribution Notice, hereinafter: the "THE AMOUNT TO BE Raised"). The Company irrevocably undertakes that in the event that a Contribution Notice will be delivered as aforesaid, the Company will make, or procure the making by the Safety Net Investors of, a Safety Net Investment in Tower in an amount equal to 50/93 of the Amount to be Raised, by no later than 3 (three) months from the date of such Contribution Notice, all in accordance with this Section 3 below.

         With respect to each Contribution Notice, in the event that during the Relevant Period ending immediately prior to the date of such Contribution Notice there shall have been made Additional Investments, then, for the purposes of calculating the amount of the Safety Net Investments required to be made pursuant to such Contribution Notice as aforesaid: (i) the aggregate amount of the Recognised Additional Investments during such Relevant Period shall be deemed to be added to the Amount to be Raised; and (ii) the Company shall be deemed to have provided Safety Net Investments in respect of such Contribution Notice in an amount equal to the aggregate Recognised Additional Investments for such Relevant Period.

         By way of example only, and without derogating from the generality of the aforegoing, if the Deficient Amount is US $41,500,000 (forty-one million five hundred thousand) and the aggregate of the Recognised Additional Investments made in the Relevant Period is US $5 (five) million, then the Banks could require the Company to contribute US $20 (twenty) million--representing the amount found by subtracting the amount of the Recognised Additional Investment (i.e., US $5 (five) million) from US $25 (twenty-five) million), which latter amount represents the amount found by multiplying the sum of the Deficient Amount and the Recognised Additional Investment (i.e., US $46,500,000 (forty-six million five hundred thousand)) by 50/93.

         In this Section 3.1:

3.1.1. "ADDITIONAL INVESTMENT" means, in respect of any Relevant Period (as defined below), the aggregate of the amount of Paid-in Equity and Permitted Subordinated Debt, in each case, actually received by Tower from the Company during such Relevant Period within the framework of a public offering or private placement by Tower of Paid-in Equity and/or Permitted Subordinated Debt, as such amount shall be certified by the applicable Safety Net Investor Auditor or the Auditors (such certificate to be in a form satisfactory to the Banks), but excluding any Safety Net Investment and the investments that the Company is required to make as referred to in clauses 4.6 and 16.27.1 of the Facility Agreement. The Company shall, within 10 (ten) days


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                 after each Relevant Period, submit to the Banks a certificate from the applicable Safety Net Investor Auditor or the Auditors (such certificate to be in a form satisfactory to the Banks), confirming the amount and receipt of all such amounts received, as aforesaid, during such Relevant Period;

3.1.2. "RECOGNISED ADDITIONAL INVESTMENT" means, with respect to any Additional Investment, an amount equal to the lowest of:

                  (a)    the amount of the Additional Investment;

                  (b)    US $10 (ten) million; and

                  (c) 20% (twenty percent) of the amount actually invested in Tower within the framework of the relevant public offering or private placement in which such Additional Investment is made;

3.1.3. "A RELEVANT PERIOD" means the period commencing from the date a Contribution Notice is made by the Banks pursuant to this
                  Section 3.1 and ending on the day before the next Contribution Notice is made, as aforesaid, save that the period of the first Relevant Period shall commence from the date of this Undertaking and shall end on the day before the first Contribution Notice is made.

3.2.

3.2.1. In the event that following a Contribution Notice, Tower, in accordance with its obligations under the Tower Offering Undertaking, publishes a rights offering of Units, then the Company irrevocably and unconditionally undertakes: (i) to invest in Tower that proportion of the Amount to be Raised equal to the proportion of its holdings (and the holdings of any company in which it owns more than 50% (fifty percent) of the share capital or voting rights) in Tower at the time of the making of such rights offering; and (ii) to invest in, or procure the investment by Safety Net Investors in, Tower the remainder of the then Amount to be Raised (not raised pursuant to such rights offering) by way of private placement of Units, but in any event not in excess of 50/93 of the Amount to be Raised.

3.2.2. Should Tower fail to file a registration statement with the United States Securities and Exchange Commission (hereinafter: the "SEC") within 12 (twelve) Business Days of the date a Contribution Notice is given by the Banks as described in
                  Section 3.1 above, or fail promptly to respond, to the satisfaction of the staff of the SEC, to SEC staff comments with respect to said registration statement, or fail promptly to take all actions required by all applicable jurisdictions in which shareholders of Tower are resident to qualify said rights offering in such jurisdiction, including, without limitation, Israel and applicable states within the United States, or otherwise fail to diligently proceed

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                 with the rights offering, and any such failure is attributed by Tower or its counsel to one or more legal impediments, then any of Tower, the Company or the Banks may request that Aaron Lampert, Adv. (or failing him Cliff Felig, Adv.) (hereinafter: the "EXPERT"), within 2 (two) weeks of the date requested to do so by any of Tower, the Company or the Banks, confirm whether or not the rights offering may legally proceed, notwithstanding the legal impediment or impediments cited by Tower. The parties record that if the Expert confirms that the rights offering may legally proceed, Tower undertakes, pursuant to the Tower Offering Undertaking, to promptly cure such failures, in consultation with the Expert, and complete the rights offering in accordance with Tower's undertaking set forth in Schedule 3 hereto. The parties further record that in accordance with the Tower Offering Undertaking, Tower shall bear the reasonable fees of, and reasonable costs incurred by, the Expert in providing his confirmation.

3.2.3. Notwithstanding the foregoing, if for any reason the rights offering as referred to above is not completed within 3 (three) months of the Contribution Notice, the Company shall make, or procure to be made, Safety Net Investments in an amount of at least 50/93 of the Amount to be Raised within 3 (three) months of the Contribution Notice by purchasing, or procuring the purchase by Safety Net Investors of, the Units in a private placement with Tower.

3.2.4. Accordingly, and for the removal of doubt, if a Contribution Notice in accordance with Section 3.1 above is delivered to Tower, the Company unconditionally and irrevocably undertakes to invest in Tower, either in such a rights offering as referred to in Section 3.2.1 above or, failing such rights offering, by way of private placement as referred to in
                  Section 3.2.3 above, 50/93 of the Amount to be Raised under such Contribution Notice, subject to the first sentence of
                  Section 1.3 above and, for the removal of doubt, without derogating from Section 3.1 above in relation to Recognised Additional Investments. For the removal of doubt, for the purposes of determining the Company's obligation as aforesaid, the Amount to be Raised shall be deemed to be reduced by any funds invested by shareholders other than the Safety Net Investors in said rights offering or private placement, as the case may be. For the removal of doubt, amounts invested by the Safety Net Investors (other than the Company) in said rights offering or private placement, as the case may be, shall also be counted as Safety Net Investments procured to be made by the Company for purposes of this Undertaking.

3.3. The Company acknowledges, for the removal of doubt, that: (i) this Undertaking is in addition to, and does not in any way derogate from, the obligations and undertakings: (a) described in clauses 4.5, 4.6 and
         16.27 of the Facility Agreement; and (b) of the Outside Investment Undertakings

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         which the Company and other Lead Investors are providing to the Banks;
         (ii) in the event of any Default under clause 16.27.2 of the Facility Agreement, the Banks shall have available to them all remedies under the Finance Documents (including pursuant to clauses 17.21-17.25 of the Facility Agreement) and nothing in clause 16.34 of the Facility Agreement nor the fact of the execution and delivery of this Undertaking by the Company shall derogate from the Banks' rights and remedies as aforesaid, subject only to the express provisions of clause
         16.34.4 of the Facility Agreement (which are described in Section 4.2 and Section 4.3 below and shall be applicable in the event, and only in the event, that the requested Safety Net Investment is duly made pursuant to the terms hereof and thereof); (iii) the Banks shall be under no obligation to exercise their option to require a Safety Net Investment to be made; and (iv) the option granted to the Banks to require a Safety Net Investment to be made is exercisable each time that Tower shall fail to meet any of Tower's obligations to raise Additional Capital and any time after such failure, but, subject to
         Section 5 below, and no more than twice during any one calendar year.

3.4.     Payments made in respect of any Safety Net Investment pursuant to this
         Section 3 shall be made only by way of cash deposit in Dollars into one of the Project Accounts or into the Foreign Paid-in Equity Account.

4.   Obligations of the Banks

4.1. The Banks confirm that the Facility Agreement provides that should the Banks exercise their option, from time to time, to require Safety Net Investments to be made in Tower and such Safety Net Investments are in fact made by the Safety Net Investors pursuant to the terms of this Undertaking, and the Safety Net Investor Auditors or the Auditors shall have delivered certificates (in a form satisfactory to the Banks confirming the same), Tower shall be entitled, subject to delivery of a Drawdown Request (in a form satisfactory to the Banks) and fulfilment of the condition set forth in clause 5.1.4.2 of the Facility Agreement requiring that the Safety Net Loan be made on a Business Day, to obtain from the Banks Safety Net Loans in an aggregate amount equal to 86% (eighty-six percent) of the amount of Safety Net Investments actually received as aforesaid (including, for this purpose, the amount of Recognised Additional Investments deemed as Safety Net Investments by the Company as referred to in Section 3.1 above, if any, taken into account for the purposes of the relevant Contribution Notice) (based on a ratio of US $43 (forty-three) of Safety Net Loans for every US $50 (fifty) constituting a Safety Net Investment), but not more than US $43 (forty-three) million in the aggregate. The Banks undertake to the Company to act in accordance with the foregoing. For the removal of doubt, only Safety Net Investments made by the Safety Net Investors (and not any other person) shall be taken into account for the purposes of this Section 4.1. The Safety Net Loans shall (subject to the fulfilment of the conditions described in this Section 4.1 above), be available for drawdown by Tower (in accordance with clauses 5.2.3, 5.2.4,

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         5.2.5, 5.2.6 and 5.2.7 of the Facility Agreement) from the date of confirmation of receipt of the relevant Safety Net Investment.

4.2. The Banks confirm that the Facility Agreement provides, and the Banks agree, that in the event that Safety Net Investments shall be duly made in accordance with this Undertaking and clause 16.34 of the Facility Agreement, then:

4.2.1. the Banks shall not be entitled to exercise their rights pursuant to clauses 17.21-17.25 of the Facility Agreement nor shall the Banks be entitled to refrain from making Credits pursuant to clause 5 of the Facility Agreement, by reason only of an Event of Default constituted by Tower's failure to comply with the finance raising obligations of clause 16.27.2 of the Facility Agreement; and

4.2.2. until the earlier of: (a) the date this Undertaking expires in accordance with Section 5 below; and (b) the date on which the Total Outstandings shall first reach or exceed US $500 (five hundred) million (disregarding, for this purpose only, Safety Net Loans), with respect only to the Defaults or Events of Default listed in (i)-(iii) of this Section 4.2.2 below, the Banks shall not be entitled to exercise their rights pursuant to clauses 17.21-17.25 of the Facility Agreement nor shall the Banks be entitled to refrain from making Credits pursuant to clause 5 of the Facility Agreement, by reason only of such Default or Event of Default (without derogating from the requirement that all other conditions for the making of a particular Credit will still have to be complied with):

                  (i) an Event of Default constituted by the receipt by Tower of a Credit, in breach of clauses 2.3 or 5.1 of the Facility Agreement. For the removal of doubt, the foregoing shall not entitle Tower to a Credit if at the time of the request of same, it does not comply with clauses 2.3 or 5.1 of the Facility Agreement (however, if a Credit is made despite such non-compliance, the mere fact of the making of such Credit, despite non-compliance, shall not prevent the making of further Credits);

                  (ii) a Default constituted by a failure by Tower to make payments to suppliers on the due date for payment; or

                  (iii) a Default specifically waived pursuant to the Waiver Notice or the Additional Waiver Notice (each as defined in Section 4.3 below) as set forth in Section
                           4.3 below.

4.3. The Banks confirm, and the Company acknowledges and agrees, that the Facility Agreement provides that after a Contribution Notice is made, Tower may, no later than 25 (twenty-five) Business Days before the date corresponding to 3 (three) months after the date of such Contribution

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         Notice, or, if earlier, before the date any of the Safety Net Investors makes a Safety Net Investment pursuant to such Contribution Notice (the earlier of the foregoing, hereinafter: the "SAFETY NET INVESTMENT DATE"), send a written notice to the Banks expressly setting out and particularising all actually existing Defaults or Events of Default, including all relevant facts, and the steps being taken to remedy the same (hereinafter: the "DEFAULT NOTICE"), that have occurred and are continuing as at the date of such Default Notice. In connection therewith, Tower shall not be entitled to set out and particularise in any Default Notice any Defaults or Events of Default arising from any act or omission by, or under the control of, the Company. In the event the Banks agree, within 15 (fifteen) Business Days after the receipt of such Default Notice to waive such Defaults or Events of Default by way of a waiver notice (hereinafter: the "WAIVER NOTICE") in substantially the same form as set out in Schedule 16.34.5 to the Facility Agreement, then, subject to the Banks receiving certificates from each applicable Safety Net Investor Auditor or a certificate from the Auditors (in a form or forms satisfactory to the Banks), confirming that all Safety
         Net Investments to be made by the Safety Net Investors in respect of such Contribution Notice pursuant to clause 16.34.1 of the Facility Agreement have actually been made, with effect from the date such Safety Net Investments are made, the Banks shall be deemed to have waived those actually existing Defaults or Events of Default expressly set out and particularised in such Default Notice as aforesaid. For the avoidance of doubt: (i) any such waiver shall only relate to the period prior to the making of such Safety Net Investments by the Safety Net Investors, as aforesaid and shall not be interpreted in any event as a waiver by the Banks of any representation, warranty or obligation (including, under clause 16.29 of the Facility Agreement) of Tower included in the Finance Documents, or of any Default or Event of Default not actually existing or not expressly set out and particularised in such Default Notice, as aforesaid; and (ii) in the event the Banks do not send a Waiver Notice within such 15 (fifteen) Business Day period, or if the Safety Net Investors do not actually make all of the Safety Net Investments, as aforesaid, as required under the relevant Contribution Notice, or if the Banks do not receive such certificates from all of the Safety Net Investor Auditors or the Auditors (in a form satisfactory to the Banks), as aforesaid, then the Banks shall not be deemed to have waived any rights they have or may have arising from the Defaults or Events of Default set out and particularised in such Default Notice as aforesaid. In the event the Banks do not send a Waiver Notice to Tower within 15 (fifteen) Business Days after receipt of the relevant Default Notice from Tower, then the relevant Contribution Notice shall be deemed to have been withdrawn by the Banks and the Company shall not be required to make, or procure to be made, Safety Net Investments in accordance with said Contribution Notice and Tower shall not be required to fulfil its undertaking under
         Schedule 3 hereto with respect only to such withdrawn Contribution Notice. If after a Waiver Notice is sent by the Banks to Tower, but no later than 8 (eight) Business Days prior to the Safety Net Investment Date, Tower sends a written notice to the Banks expressly setting out and particularising

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                                     - 10 -


         additional actually existing Defaults or Events of Default not listed on the Default Notice (or adds more detail to the ones detailed in the Default Notice) and the steps being taken to remedy same (hereinafter: the "ADDITIONAL DEFAULT NOTICE"), that have occurred and are continuing as at the date of such Additional Default Notice (the above provisions applicable to the Default Notice to be equally applicable to the Additional Default Notice, mutatis mutandis), the Banks shall have 7 (seven) Business Days after the receipt of such Additional Default Notice to decide whether to waive such additional Defaults or Events of Default by way of an additional waiver notice (hereinafter: the "ADDITIONAL WAIVER NOTICE") (the above provisions applicable to the Waiver Notice to be equally applicable to the Additional Waiver Notice, mutatis mutandis). In the event the Banks do not send an Additional Waiver Notice to Tower within 7 (seven) Business Days after receipt of the relevant Additional Default Notice from Tower, then the relevant Contribution Notice shall be deemed to have been withdrawn by the Bank and the Company shall not be required to make, or procure to be made, Safety Net Investments in accordance with said Contribution Notice and Tower shall not be required to fulfil its undertaking under Schedule 3 hereto with respect, only, to such withdrawn Contribution Notice. For the removal of doubt, notwithstanding anything to the contrary in this Section, any waiver, shall not apply in the event of any change or development occurring after the date of the relevant Default Notice or Additional Default Notice (as the case may be), including in the event that any "Default" included in a Default Notice or Additional Default Notice (as the case may be) becomes an "Event of Default", in the circumstances described in the relevant Default Notice or Additional Default Notice (as the case may be), other than a change or development occurring after the date of the relevant Default Notice or Additional Default Notice (as the case may be), which does not have any adverse effect on the interests of the Banks.

4.4. At any time after delivery of a Contribution Notice (but not later than 1 (one) day prior to the date on which the relevant rights offering prospectus or private placement is due to become effective), the Banks may, at their sole discretion and without any liability to the Company or Tower arising therefrom, by notice in writing to the Company and Tower, withdraw a Contribution Notice. Without derogating from the foregoing, in the event that after delivery of a Contribution Notice the Banks are of the view that, due to a legal impediment, they would not be in a position to make Safety Net Loans available to Tower, the Banks shall so notify the Company and Tower and the Contribution Notice shall be withdrawn. Notwithstanding the foregoing in this Section 4.4, the Banks shall be entitled to send a Contribution Notice once they are of the view that they would be in a position to make Safety Net Loans.

4.5. The Banks confirm that the Facility Agreement provides that in the event and only in the event that Contribution Notices are delivered by the Banks and Safety Net Investments are duly made in accordance with the provisions of clause 16.34 of the Facility Agreement, then, in respect of the period

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                                     - 11 -


         commencing on the date of the confirmation of the making of such Safety Net Investments by the Safety Net Investor Auditors or the Auditors, as aforesaid, and until the earliest of the following 3 (three) dates: (a) June 30, 2006 (or, in the event a Contribution Notice is made within 3 (three) months prior to June 30, 2006, the date corresponding to the date Safety Net Investments are made pursuant to such Contribution Notice or, if earlier, 3 (three) months after the date of such Contribution Notice); (b) the date on which Tower shall have fulfilled all of its obligations under clause 16.27.2 of the Facility Agreement; and (c) the date on which the Total Outstandings shall first equal or exceed US $500 (five hundred) million (disregarding, for this purpose only, Safety Net Loans) and in respect of such period only: (i) all references in clause 16.29 of the Facility Agreement to "Schedule 16.29" shall be deemed to be replaced by Schedule 16.29A to the Facility Agreement; and (ii) "Schedule 1.1.106" shall be replaced by "Schedule 1.1.106A". Copies of said Schedules 16.29A and 1.1.106A are attached to this Undertaking as SCHEDULES 4 and 5, respectively.

5.   Termination of the Undertaking

5.1. The Company will have the right to terminate this Undertaking in the event of: (a) any amendment: (i) to clauses 16.27.2 and 16.34 of the Facility Agreement (as such clauses are set out in the Seventh Amendment thereto, a copy of clause 16.34 being attached hereto as
         SCHEDULE 6) that purports to increase the Company's obligations to make Safety Net Investments or that purports to derogate from the obligations of the Banks to make Safety Net Loans or that would make the Units purchased by the Safety Net Investors from Tower pursuant to
         Section 3 hereof not be considered Additional Capital under the Facility Agreement; (ii) to clause 5.1.1 of the Facility Agreement whereby the maximum ratio of Total Outstandings applicable after any Safety Net Loans are made shall be reduced below 1.29; (iii) to the definition of Equity Convertible Debentures or (iv) to the Facility Agreement (for the removal of doubt, as amended by the Seventh Amendment thereto), reducing the Banks' Commitments (excluding, for the removal of doubt, any reduction thereof permitted under the terms of the Facility Agreement) or materially bringing forward the repayment schedule (excluding, for the removal of doubt, any voluntary reduction by Tower of the Commitments or any voluntary or mandatory prepayment) in each case of (i), (ii), (iii) and (iv) above, without the Company's written consent; or (b) the completion of an Outside Investment Offer relating to at least 51% (fifty-one percent) of the shares of Tower, all as referred to in clause 16.35.2 of the Facility Agreement. The termination of this Undertaking will take effect immediately upon notification by the Company unless otherwise provided in the notice.

5.2. The term of this Undertaking shall expire on the Expiry Date, provided, however, that: (a) if the Banks give a Contribution Notice on June 30, 2006 or during the 3 (three) months prior to June 30, 2006, this Undertaking shall remain in effect with regard to the Amount to be Raised that is the subject of such

         Contribution Notice; and (b) if the Banks give a Contribution Notice on or prior to June 30, 2006 and prior to the making of Safety Net Investments within 3 (three) months after the date of delivery of the Contribution Notice, the provisions of clause 17.8 of the Facility Agreement shall be applicable to Tower (other than in the case of a solvent re-organisation or proceedings with respect to less than all of Tower's revenues or assets), the Contribution Notice and Tower's obligations under Schedule 3 hereto shall be suspended for the period during which such provisions of clause 17.8 as aforesaid shall be applicable and if such provisions of cause 17.8 as aforesaid shall be applicable for more than 9 (nine) months, this Undertaking and the Tower Offering Undertaking shall expire at the end of such 9 (nine) month period; provided that: (i) this Section 5.2(b) shall not apply, and this Undertaking or the Tower Offering Undertaking shall not expire, in the event clause 17.8 of the Facility Agreement shall apply to Tower, as aforesaid, as a result of any steps that are taken or Proceedings that are commenced, or as a result of the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer, as referred to in clause 17.8 of the Facility Agreement, that is made, commenced, taken or appointed, as applicable, by the Company or any of its affiliates; and (ii) if the provisions of clause 17.8 of the Facility Agreement shall be applicable to Tower (other than in the case of a solvent re-organisation or proceedings with respect to less than all of Tower's revenues or assets), as a result of Proceedings instituted by the Banks, this Undertaking and the Tower Offering Undertaking shall expire upon the date on which such provision becomes applicable to Tower.

5A.  Entry of this Undertaking into Effect

     This Undertaking will become effective upon the fulfilment of the conditions precedent set out in section 3 of the Seventh Amendment to the Facility Agreement and confirmation thereof by the Banks and Tower pursuant to section 3.2 of the Seventh Amendment to the Facility Agreement, provided that, for the purpose of this Section 5A, any condition precedent which is waived by the Banks, shall not be considered a condition precedent set out in said section 3 and further provided that the Seventh Amendment to the Facility Agreement and Amendment No. 3 Letter (as defined in the Seventh Amendment to the Facility Agreement) have received all necessary approval of the Tower audit committee, board of directors and shareholders. Without limiting the generality of the foregoing, the foregoing conditions precedent shall be deemed to be fulfilled in the event that the Banks shall, pursuant to the last sentence of section 3.2 of the Seventh Amendment to the Facility Agreement, have notified Tower in writing that they regard the conditions precedent as having been fulfilled. Notwithstanding the aforegoing, the Company acknowledges that the Banks are making Credits available to Tower after the date of signature of this Undertaking by the Company, which may be made available even prior to the effectiveness of this Undertaking as set forth above, in full reliance on the representations and warranties of the Company set out in Section 8 below and, accordingly, the Company agrees that, subject to Section 8.8 below, the representations and warranties set out in Section 8 below are in full force and effect on the date of signature by the Company of this Undertaking.

6.   Primary Obligation

     The obligations of the Company under this Undertaking constitute the irrevocable, unconditional and primary obligation of the Company and neither such obligations nor the rights, powers and remedies conferred in respect of the Company upon the Banks by this Undertaking or by law shall be:

6.1. dependent upon the legality or validity of any of the other Finance Documents, other than the Facility Agreement; or

6.2. discharged, released or otherwise affected or prejudiced by any time or indulgence afforded to Tower or to any of the other parties under any of the other Finance Documents or by any other act, event or omission which (but for this clause) would or might otherwise discharge, release, affect or prejudice any of the obligations of the Company herein contained or any of the rights, powers or remedies conferred upon the Banks by this Undertaking or by law, subject to Section 5.1 above.

7.   No Set-Off Or Counterclaim

     All payments required to be made by the Company hereunder shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim and free and clear, and without deduction, of, or withholding for, or on account of, any Tax of any nature now or subsequently imposed by any country or any subdivision or Taxation authority of any country or any federation or organisation of which any country is a member.

8.   Representations and Warranties

8.1. The Company makes the representations and warranties set out in Sections 8.2 to 8.7 (inclusive) below on the date hereof and on the date on which this Undertaking becomes effective pursuant to Section 5A above. The Company acknowledges that each of the Banks has entered into the Seventh Amendment to the Facility Agreement and this Undertaking in reliance on these representations and warranties.

8.2. It is a company limited by shares, duly incorporated and validly existing under the laws of the place of its incorporation and has the power to own its property and assets and carry on its business as it is now being and will be conducted. No administrator, examiner, receiver, liquidator or similar officer has been appointed with respect to it or any material part of its assets nor (so far as it is aware) is any petition or proceeding for such appointment pending.

8.3. It has the power to enter into and perform this Undertaking and the transactions to be implemented pursuant thereto and has taken all necessary action to authorise the entry into and performance thereof.

8.4. This Undertaking constitutes its legal, valid, binding and enforceable obligations.

8.5. The entry into and performance of this Undertaking and the transactions to be implemented pursuant thereto do not conflict with:

8.5.1. any law or regulation or any official or judicial order applicable to it in any respect, or

8.5.2. its constitutional documents or any of its resolutions (having current effect) in any respect, or

8.5.3. any agreement or instrument to which it is a party or which is binding upon it or on any of its assets.

8.6. All authorisations, actions, conditions, approvals, consents, licences, exemptions, filings, registrations and other matters required by law for or in consequence of the entry into and performance by it of and/or the validity of this Undertaking and the transactions to be implemented pursuant thereto have been obtained or effected or will be obtained or effected.

8.7. It is not in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets to an extent or in a manner which might reasonably be expected to have a material adverse effect on its ability to meet or perform the obligations expressed to be assumed by it pursuant to this Undertaking.

8.8 For the avoidance of doubt, the parties to this Undertaking are aware that the Company could be required to convene a shareholders meeting for the approval of this Undertaking at the request of any shareholder or shareholders who holds at least 1% of the shares of the Company within 7 (seven) days from the date of the publication of an immediate report describing inter alia, this Undertaking.

8A. The Company irrevocably undertakes to the Banks to deliver, in accordance with the second sentence of this Section 8A below, a certification by the Company, to the satisfaction of the Banks, that section 8.8 of this Undertaking is not relevant and that said section
         8.8 and the reference thereto in section 5A, are deleted from this Undertaking and that all of the representations and the warranties made by the Company herein (other than those made in said section 8.8) are true and accurate and in full force and effect as of the date of said certification and on the date on which this Undertaking becomes effective pursuant to Section 5A above. Such certificate shall be delivered to the Banks (with a copy to Tower) (i) within

        9 (nine) days of the date of this Undertaking if no demand for the convening of a shareholders meeting during the 7 (seven) day period, as aforesaid in section 8.8, has been made, or (ii) if a demand referred to in section 8.8 as aforesaid has been made and this Undertaking has been duly approved by the Company's shareholders, then, within 1 (one) business day of such approval.

9.   Binding Agreement; No Transfer

     This Undertaking shall be binding on and enure to the benefit of each party hereto and its or any subsequent permitted successors, transferees or assigns. The Company shall not assign all or any of its rights, benefits and obligations under this Undertaking.

10.  Costs and Expenses

     The Company shall, from time to time, on demand of the Banks, reimburse the Banks for all costs and expenses (including legal fees and expenses) together with any VAT thereon incurred in or in connection with the preservation and/or enforcement against it of any of the rights of the Banks under this Undertaking.

11.  Remedies and Waivers; Default Interest

11.1. No failure to exercise, nor any delay in exercising on the part of the Banks, on the one hand, or the Company, on the other hand, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

11.2. Any amount due to be paid by the Company to one of the Project Accounts, or otherwise pursuant to the provisions of this Undertaking, which is not paid when due under this Undertaking shall bear interest (after as well as before judgement and payable on demand) at the same rate, as if such sum was an Unpaid Sum for the purposes of clause 18 of the Facility Agreement, from the due date for such payment until the date such amount is unconditionally and irrevocably paid and discharged in full.

12.  Notices

12.1. Notices to be given hereunder shall be in writing and may be given personally, by facsimile or, if not available, as required by Section
         12.2 below. Any notice to be given to a Bank or by a Bank must be given during normal banking hours of such Bank to the person and at the address designated below. If notice is sent by facsimile during normal banking hours as aforesaid, it shall be deemed to have been served when confirmation of receipt by the intended recipient has been received. All notices given by facsimile shall be confirmed by letter despatched in the manner provided in Section 12.2 within 24 (twenty-four) hours of transmission.

12.2. Any other notices to be given hereunder shall be served on an entity by prepaid express registered letter (or nearest equivalent) to its address given below or such other address as may from time to time be notified for this purpose and any notice so served shall be deemed to have been served within 5 (five) days after the time at which such notice was posted and in proving such service, it shall be sufficient to prove that the notice was properly addressed and posted:

12.2.1.           to the Company:         The Israel Corporation Ltd.
                                          23 Arania St.
                                          Millennium Tower
                                          Tel-Aviv
                                          Facsimile: 03-684-4574
                                          Attention: Avisar Paz, CFO

                  with a copy to:         I. Gornitzky &Co.
                                          45 Rothschild Blvd.
                                          Tel-Aviv, 65784
                                          Facsimile: 03-560-6555
                                          Attention: Zvi Ephrat, Adv.

12.2.2.           to Bank Hapoalim at:    Corporate Division
                                          Zion Building
                                          45 Rothschild Boulevard
                                          Tel-Aviv
                                          Facsimile: (03) 567 3728
                                          Attention: Head of
                                                     Corporate Division

12.2.3.           to Bank Leumi at:       Corporate Division
                                          32 Yehuda Halevi Street
                                          Tel-Aviv
                                          Facsimile: (03) 514 9017
                                          Attention: Manager of Hi-Tech
                                                     Industries Section

12.3. A copy of any notices sent under this Section 12 shall be sent to Tower at:

                                          Tower Semiconductor Ltd.
                                          P.O. Box 619
                                          Migdal Haemek
                                          Israel
                                          Facsimile: (04) 654 7788
                                          Attention: Chief Executive Officer
                  with a copy to:         Yigal Arnon & Co.
                                          1 Azrieli Center
                                          Tel-Aviv 67021
                                          Facsimile: (03) 608 7714
                                          Attention: David H. Schapiro, Adv.

13.  Amendments

     Any addition, variation, modification or amendment to this Undertaking shall not be effective unless any such addition, variation, modification or amendment is in writing and signed by the authorised signatories of the Company and the Banks. For the removal of doubt, no addition, variation, modification or amendment hereto shall increase Tower's obligations under the Facility Agreement or the Tower Offering Undertaking.

14.  Counterparts

     This Undertaking may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

15.  Governing Law And Jurisdiction

     This Undertaking shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Banks shall be entitled to sue the Company in any jurisdiction in which it has an office or holds assets.

16.  Entire Agreement

     This Undertaking constitutes the entire agreement between the parties with respect to the subject-matter hereof and supersedes any prior agreement, or arrangement amongst the parties.






                [remainder of this page intentionally left blank]

17.  Partial Invalidity

     If any provision of any of this Undertaking is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.


Sincerely,

The Israel Corporation Ltd.

________________________

By: ____________________

Title: _________________

Confirmed and Acknowledged:

Bank Hapoalim B.M.

By:    _________________

Title: _________________

Bank Leumi Le-Israel B.M.

By:    _________________

Title: _________________

                             ACKNOWLEDGMENT BY TOWER

The undersigned hereby acknowledges and agrees to the execution and delivery of the above Undertaking by the Company to the Banks and confirms and acknowledges its obligations to the Company and the Banks under its undertaking attached to the above Undertaking as Schedule 3.

Tower Semiconductor Ltd.

By:    _________________
Title: _________________